William C. Lemmer Vice President, General Counsel and Secretary	1333 West Loop South, Suite 1700 Houston, TX 77027 Tel 713.513.3360 Fax 713.513.3421 William.Lemmer@c-a-m.com
January 3, 2007
VIA EDGAR
Cecilia D. Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
Washington, D.C. 20549-5546

Re:	Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 1-13884
Response to Request, dated November 16, 2006, for Additional Supplemental Information
Dear Ms. Blye:
     On behalf of Cameron International Corporation (the “Company”), this is the Company’s response to your letter dated November 16, 2006. Our response references the applicable Staff comment in your November 16th letter. The paragraph numbering set forth below correspond to the paragraph number used in that letter.
1.	“Please describe the transactions that resulted in sales for delivery into Sudan, including the dates and description of any ongoing operations to the extent you are winding down previous transactions or selling pursuant to previous commitments.”

One of the Company’s U.K. subsidiaries, through its sales office in Abu Dhabi, sold an oil dehydrator package for use in the Melut Basin oilfield development project. It also sold 3 free water knockout packages for installation in the Greater Neem oil processing facility. In addition, it made after-market sales to both projects. The chart below lists the particulars of each sale. ****Confidential Treatment Requested by Cameron International Corporation**** The aftermarket sales, while separate orders, were field service orders or change orders placed pursuant to the original sales contracts. I have been informed that the subsidiary has completed its performance under these contracts, to include any field service orders, except with respect to any warranty obligations under the existing contacts.
Confidential Treatment of Response to Comment
Requested by Cameron International Corporation Pursuant to Rule 83

Sudanese Transaction Detail:
****Confidential Treatment Requested by Cameron International Corporation****
“Please also tell us when you adopted your current policy regarding Sudan, and, if that policy was in effect during the Sudanese sales, explain whether and why sales were conducted contrary to the policy.”
     The policy was adopted in July, 2006. It was initially articulated as a “no new sales to Iran” policy, simply because it was issues surrounding continued sales to Iran that prompted the categorical halt to such sales and because we were not aware, at the Corporate level, of any sales to Sudan. As this policy was disseminated, questions came back to the effect of whether this policy applied to all US embargoed countries or just Iran; and the response went out that it was intended to cover all embargoed countries.
2.	“Please... explain, to the best of your knowledge and belief, whether and the extent to which the governments of [Iran, Syria or Sudan], or entities controlled by them, receive financing or otherwise act as intermediaries in connection with your sales and contacts.”
     To our knowledge, none of the Governments of Iran, Syria or Sudan, nor any entities controlled by them to include their national oil companies, received any financing in connection with any sales by any Company entity. All sales made by entities were made either directly to national oil companies or contractors. Neither any of the Governments mentioned above nor any entity controlled by them, to include their national oil companies, acted as intermediaries in any sale that did not go directly to national oil companies in the first instance nor did any of them act as intermediaries on our behalf for any other reason.
3.	“Please summarize the nature and status of the OFAC and BIS inquires.”
     The Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), by letter of April 23, 2004, inquired as to the nature and extent of one of the company’s U.K. subsidiaries’ “commercial or financial activity relating to Iran.” The subsidiary was the entity that owned the interest in the Iranian joint venture company discussed in our letter to you of October 19, 2006. OFAC requested we provide information regarding any “dealings, transactions, or other commercial or financial involvement” the Company or the subsidiary had with Iran from May 1, 1999 to the date of the letter. Additionally, OFAC asked whether the Company had participated in any way in the subsidiary’s involvement in Iran, and for information about the subsidiary, such as: year and place of its incorporation; percentage of its business conducted with Iran; and, the name of any U.S. person who served it as an officer, director or manager. The Company responded to this letter on June 23, 2004. The Company has not received any further inquiry on this matter.
Confidential Treatment of Response to Comment
Requested by Cameron International Corporation Pursuant to Rule 83

     The Company received a Subpoena from the Department of Commerce’s Bureau of Industry and Security on March 1, 2005. The Subpoena directed us to provide records relating to sales to Iran or to any other embargoed nation specified under the EAR or OFAC regulations by the Company from January 1, 2003 the date of the letter. The Company produced documents under two separate cover letters, one dated March 9, 2005 and one dated March 31, 2005. The Company has not received any further inquiry on this matter.
     Should the staff have any questions with respect to the information provided in their letter, please contact me at (713) 513-3360.
Sincerely,
/s/ William C. Lemmer
William C. Lemmer
WCL:cm
Confidential Treatment of Response to Comment
Requested by Cameron International Corporation Pursuant to Rule 83